July 18, 2017

VIA EDGAR

H. Roger Schwall
Assistant Director

Office of Natural Resources
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Black Ridge Oil & Gas, Inc. Registration Statement on Form S-1 Filed on May 23, 2017 File No. 333-218191

Dear Mr. Schwall:

We are filing this letter on behalf of Black Ridge Oil & Gas, Inc. (the “Company”) in connection with the filing of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) on May 23, 2017. On July 5, 2017, the Company received a letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) relating to the Registration Statement (the “Comment Letter”).

This letter sets forth the response of the Company to the Comment Letter. Capitalized terms used but not defined herein are given the meaning ascribed to them in the Registration Statement. For ease of reference, we have repeated the comments contained in the Comment Letter in italics.

Prospectus Summary

Business, page 10

1.	We note your response to comment 1. Expand your discussion to disclose the “substantive steps in furtherance of [your] business plan” that you have taken as set forth in your response.

Response:

The Registration Statement will be revised to include the information requested in the Staff’s comment. In particular, the Company proposes to revise the disclosure in the Registration Statement as indicated in Exhibit A.

2.	We have considered your response to comment 2; however, the relationship between your continuing operations and those of the SPAC you plan to form remain unclear from your revised disclosure. Please further revise in this section, the Recent Development section and elsewhere in the prospectus to both explain and outline your going-forward activities in pursuing investments in oil and gas assets. Please also revise this section and the rest of your registration statement to distinguish between your current operations and your intended operations in connection with the formation of a SPAC entity.

H. Roger Schwall

July 18, 2017

Response:

The Registration Statement will be revised in response to the Staff’s comment. In particular, the Company intends to disclose in the section entitled “Questions and Answers relating to the Rights Offering,” under the heading “Why are we conducting the rights offering,” and throughout the registration statement that each of its officers and directors will also be an officer and/or director of the SPAC. In addition, the Company proposes to revise the disclosure in the prospectus as indicated in Exhibit B to provide additional information about the relationship between the Company’s current operations and those in connection with formation of the SPAC.

Use of Proceeds, page 18

3.	Please ensure your use of proceeds disclosure reflects how the net proceeds of the offering will be utilized. Include in your expanded narrative a discussion of additional funding sources, if applicable, for SPAC formation activities. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response:

The Company proposes to revise the disclosure in the Registration Statement to include additional information about its expected use of the proceeds from the offering as indicated in Exhibit C.

In addition, the Company believes that proceeds derived from the rights offering and/or the funds obtained from the backstop purchasers will be sufficient to accomplish the specified purposes for which the proceeds are to be obtained – i.e., providing the funding requirements for the Company’s sponsorship of a SPAC. As such, the Company does not expect to require additional funding sources that would trigger the applicable disclosure requirements under Instruction 3 to Item 504 of Regulation S-K.

SPAC Sponsorship, page 29

General

4.	Please expand your disclosure in this section to fully discuss the scope of the activities you plan to undertake in connection with the formation of a SPAC entity and the amount needed to conduct such operations. Revise to also discuss contingencies such as raising additional funds in furtherance of the formation activities, as well as the timelines and associated costs accompanying your plans. Please ensure your revisions here are consistent with the disclosure in your Use of Proceeds section.

Response:

The Company proposes to revise its Registration Statement in response to the Staff’s comment as indicated in its responses to Comments No. 2 and No. 3 above. In addition, the Company respectfully refers the Staff to its response to Comment No. 3 above with respect to lack of need for additional funds in connection with the Company’s proposed SPAC sponsorship activities.

* * * *

If you should have any further questions, please do not hesitate to contact Bryan Pitko directly at (612) 335-7061 and Jill Radloff directly at (612) 335-7119.

Respectfully Submitted,

Stinson Leonard Street LLP

/s/ Jill R. Radloff	/s/ Bryan J. Pitko
Jill R. Radloff	Bryan J. Pitko

cc:      Ken DeCubellis

H. Roger Schwall

July 18, 2017

Exhibit A:

Prospectus Summary

Business, page 10

“Business

Our operational business plan is focused on managing oil and gas assets in which we have an indirect minority interest. We continue to hold our interest in Black Ridge Holding Company, LLC (BRHC) although we have entered into an agreement to sell such interest as our joint venture partner sold the underlying oil and gas assets earlier this year. In addition, we have recently and will continue to pursue distressed asset acquisitions in the Bakken and/or Three Forks and other formations that may be acquired with capital from our existing joint venture partners or other capital providers.

We believe we create value through identifying and targeting acreage positions with attractive returns on the capital employed by evaluating, amongst other factors, reserve potential, operator performance, anticipated well costs and anticipated operating expenses. Since 2011, we have invested in excess of $100 million in acreage acquisitions and well development. In the past two years, we have bid on over $2 billion in oil and gas acquisitions on behalf of our partners.

With the experience and connections of our personnel across a variety of onshore unconventional oil and gas plays, we believe that we are able to create value for our partners through opportunistic acreage acquisitions. We believe our experience enhances our ability to identify and acquire high value acreage in these oil and gas prospects. Because we primarily identify minority interests in multiple drilling units, we are able to diversify our partners’ risk across numerous wells. We believe that our prospective success revolves around our ability to identify and acquire for our partners mineral leases to participate in drilling activities by virtue of their ownership of such rights, through our experience and the relationships we have developed and our experience in managing those investments for our partners.

To date, we have taken substantive steps in furtherance of our operational business plan including evaluating, negotiating, and placing bids for oil and gas assets on behalf of third party entities that reflect a combined purchase price and anticipated capital expenditures for well costs of over $2 billion over the last two years. We have also evaluated multiple oil and gas asset packages that we declined to make a bid or offer to acquire. We have engaged with at least five different private equity sources of capital as potential joint venture partners to submit bids for oil and gas assets although we have not entered into any formal engagement or joint venture with any of the potential partners (except for Black Ridge Merced, LLC, a joint venture with Merced Capital that we announced in July 2015) and plan to enter into a formal agreement only following a successful bid. At this time we have not completed acquisitions with any joint venture partners, but currently have pending bid submissions for the acquisition of oil and gas assets. The process, amounts and partners participating in ongoing bid submissions are confidential during the duration of the bidding process or until the investment is complete.”

H. Roger Schwall

July 18, 2017

Exhibit B:

Questions and Answers Relating to the Rights Offering, Page 3

“Why are we conducting the rights offering?

We intend to use the net proceeds of this offering for the sponsorship of a special purpose acquisition company (SPAC) focused on effecting a merger, asset or stock acquisition or other similar business combination with a target business in the energy or energy-related industries (although the SPAC’s efforts to identify a prospective target business will not be limited to a particular industry or geographic region). Sponsorship of a SPAC typically involves an initial contribution of between 3% and 5% of the total proceeds to be raised in the initial public offering of the SPAC. The proceeds from the rights offering are expected to provide sufficient capital to sponsor a SPAC initial public offering of between $75 million and $125 million. In exchange for this initial contribution, sponsors of a SPAC typically receive securities representing approximately 20% of the SPAC’s outstanding shares following the SPAC’s initial public offering. We expect our management team to serve as the management team of the SPAC as well as the post-business combination entity if the acquired business is in the energy or energy-related industries. However, the SPAC will be a separate public company with its own reporting obligations, financial results, and assets. The SPAC will engage separate counsel and auditors and an underwriter to complete its initial public offering.

Any proceeds from the offering that remain following our SPAC sponsorship will be used for general corporate purposes which may include other investments and acquisitions.

The rights offering gives you the opportunity to participate in this capital raising effort and to purchase additional shares of our common stock.

Please see the discussion under “Use of Proceeds” on page 18 and “SPAC Sponsorship” on page 29. You should also carefully consider the risks described under the headings “Risk Factors” beginning on page 14 in this prospectus and in the documents incorporated by reference herein.”

Risk Factors

Risks in Connection with Sponsorship of a SPAC, page 17

‘“Our officers and directors will allocate a portion of their time to the SPAC which could cause conflicts of interest in their determination as to how much time to devote to our affairs. This could have a negative impact on our ability to effectuate our operational business plan,” page 17

Our officers and directors will be officers and/or directors of the SPAC and as a result may not be able to commit their full time to our affairs. We presently expect each of our employees to devote such amount of time as they reasonably believe is necessary to our business. The foregoing could have a negative impact on our ability to effectuate our operational business plan.’”

‘“Our officers and directors may have a conflict of interest in determining whether a particular target business for the SPAC is appropriate for a business combination,” page 17

Each of our officers and directors will be an officer and/or director of the SPAC. As described elsewhere in this prospectus, we are an oil and gas company that pursues distressed asset acquisitions in the energy industry, the same industry within which the SPAC will focus its search for a target business. However, we will continue to focus on acquiring assets from businesses with private equity backing that are seeking to sell such assets for cash without retaining any equity interest in them, whereas the SPAC intends to acquire a target business from a seller that wishes to retain a significant equity interest in the combined company. Accordingly, our management team does not believe that there will be a meaningful conflict between us and the SPAC in relation to consummating a business combination. Nevertheless, we cannot assure you of this fact and it is possible that a suitable business opportunity could be presented to the SPAC prior to its presentation to our company.’

SPAC Sponsorship

Potential Conflicts, page 29

“Each of our officers and directors will also be an officer and/or director of the SPAC. As described above, we are an oil and gas company that pursues distressed asset acquisitions in the energy industry, the same industry within which the SPAC will focus its search for a target business. However, we intend to acquire assets from businesses with private equity backing that are seeking to sell such assets for cash without retaining any equity interest in them, while the SPAC intends to acquire a target business from a seller that wishes to retain a significant equity interest in the combined company. Accordingly, we do not believe that there will be a meaningful conflict between us and the SPAC in relation to consummating a business combination. Nevertheless, we cannot assure you of this fact and it is possible that a suitable business opportunity could be presented to the SPAC prior to its presentation to our company.”

H. Roger Schwall

July 18, 2017

Exhibit C

The Rights Offering

Use of Proceeds, page 11

Use of Proceeds, page 18

“We estimate that the aggregate proceeds from the rights offering, before deducting estimated offering expenses, will be approximately $5.182 million. We intend to use the net proceeds of this offering, including any funds received from the backstop purchasers, for the potential sponsorship of a special purpose acquisition company (SPAC) focused on effecting a merger, asset or stock acquisition or other similar business combination with a target business in the energy or energy-related industries (although the SPAC’s efforts to identify a prospective target business will not be limited to a particular industry or geographic region). In particular, presuming that the SPAC that we sponsor raises $100 million, we intend to purchase units in the SPAC equal to between $3 million and $3.3 million in a private placement that will occur simultaneously with the closing of this SPAC initial public offering.

Any proceeds from the offering that remain following our SPAC sponsorship will be used for general corporate purposes which may include other investments and acquisitions. We expect the remaining funds after our SPAC sponsorship to be sufficient to fund our operations for at least 24 months while we pursue private equity sponsored acquisitions and as the SPAC seeks a target business to acquire.

We will have broad discretion in determining how the net proceeds of this offering will be used.

SPAC Sponsorship

SPAC Sponsorship, page 29

“SPAC Sponsorship

A SPAC typically relies on sponsors with relevant background and experience to assist in identifying an appropriate business combination within the allotted time for consummating such a transaction. Sponsors of a SPAC will typically have relevant industry operating and mergers and acquisitions experience, significant proprietary deal flow, a proven track record of creating shareholder value, and a developed network of investors.

A SPAC sponsor will typically make a nominal initial investment for organizational expenses of the SPAC. Sponsorship of a SPAC then typically involves an initial contribution of between 3% and 5% of the total proceeds to be raised in the initial public offering of the SPAC. For example, the proceeds from the offering are expected to provide sufficient capital to sponsor a SPAC IPO of between $75 million and $125 million. In exchange for this initial contribution, sponsors of a SPAC typically receive units or warrants that, once exercised, allow the sponsor to own up to 20% of the SPAC’s outstanding shares following an IPO. In particular, presuming that the SPAC that we sponsor raises $100 million we intend to purchase units in the SPAC equal to between $3 million and $3.3 million in a private placement that will occur simultaneously with the closing of this SPAC initial public offering.”